8:24 PM
10/17/23
Cash Basis

The Shift
Balance Sheet - Unaudited
As of December 31, 2022

		Dec 31, 22
ASSETS		
Current Assets		
Checking/Savings		
Cash in Bank		
Cash in Bank - Chase Checking	87,487.02	
Cash in Bank - Chase Savings	1,442,176.54	
Total Cash in Bank		1,529,663.56
Total Checking/Savings		1,529,663.56
Total Current Assets		1,529,663.56
Other Assets		
Capitalized Start-Up Cost		24,466.28
Total Other Assets		24,466.28
TOTAL ASSETS		**1,554,129.84**
LIABILITIES & EQUITY		
Equity		
Capital Stock		
Member Preferred Units	3,200,048.43	
Total Capital Stock		3,200,048.43
Managing Member Contributions		3,575.00
Retained Earnings		-419,227.42
Net Income		-1,230,266.17
Total Equity		1,554,129.84
TOTAL LIABILITIES & EQUITY		**1,554,129.84**